

Biovest International

April 15, 2008

Via Email: hardimant@sec.gov
vanjoskel@sec.gov
akinst@sec.gov

Re: Biovest International, Inc.
Comment letter of Biovest International's 10K for the period ended September 30, 2006

Dear Mr. Hardiman:

As discussed during our conference call of yesterday afternoon, Biovest International, Inc. (the Company) has revisited its evaluation of the materiality of the identified errors in its previously filed financial statements in light of the provisions of SAB 99. After a detailed analysis of the relevant provisions contained in the Staff Accounting Bulletin, we hereby reaffirm the Company's previously stated position that the effect of these errors is immaterial.

We thank the Staff for their patience in working through the complex issues of this extremely complicated transaction. The Staff's input will assist us in structuring future transactions and in preparing the accounting for those transactions.

In accordance with our conversation of yesterday afternoon, it is the Company's understanding that all outstanding issues relating to the comment letter of Biovest International's 10K for the period ended September 30, 2006 are now resolved. Please confirm our understanding by return email.

Thank you.

Sincerely,

David Moser
Director of Legal Affairs/Secretary
Tel: 813-864-2554 ext 267
Email: dmoser@biovest.com
cc: Alan M. Pearce
Samuel S. Duffey, Esq.
Philip C. Piser, CPA
Brian D. Bottjer
David Selengut, Esq.

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606
www.biovest.com t: 813 864 2554 f: 813 258 1621